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                             April 21, 2022

       Paula Brown Stafford
       Chairman, President and Chief Executive Officer
       Novan, Inc.
       4020 Stirrup Creek Drive, Suite 110
       Durham, North Carolina 27703

                                                        Re: Novan, Inc.
                                                            Preliminary Proxy
Statement on Form PRE14A
                                                            Filed April 11,
2022
                                                            File No. 001-37880

       Dear Ms. Stafford:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Form PRE 14A, filed April 11, 2022

       Proposal 4, page 19

   1. We note that Proposal 4 of your proxy statement seeks the authorization of the "potential issuance of shares of
common stock in connection with the acquisition of EPI Health[.]"
                                                        Given that this
proposal involves a solicitation of shareholders for the purpose of approving the issuance
of additional securities which are to be used to acquire another specified company, and
your shareholders will not have a separate opportunity to vote upon the transaction,
please revise your disclosure to include the information required pursuant to Note A of
Schedule 14A, including the information set forth in Items 11, 13 and 14 of Schedule 14A.
Within such disclosure, please be sure to include the amount of securities to be
issued, all financial information required by Items 13 and 14 of Schedule
                                                        14A and all
transaction-related information required by Item 14 of Schedule 14A.
                                                        Additionally, please
file the amended proxy statement with the PREM14A
                                                        EDGAR tag and ensure
that any subsequent proxy statement filings are properly
 Paula Brown Stafford
Novan, Inc.
April 21, 2022
Page 2
      designated.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,
FirstName LastNamePaula Brown Stafford
                                                          Division of
Corporation Finance
Comapany NameNovan, Inc.
                                                          Office of Life
Sciences
April 21, 2022 Page 2
cc:       James Jolley, Esq.
FirstName LastName